EXHIBIT 99.1

FirstService Corporation Completes US$200 Million Bought Deal Public Offering of Common Shares

TORONTO, Dec. 13, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService”) is pleased to report that it has closed its previously announced bought deal public offering of a total of 2,165,000 common shares (the “Common Shares”), at a price of US$92.50 per share, for gross proceeds of US$200,262,500 with a syndicate of underwriters led by BMO Capital Markets and TD Securities Inc., and including Scotiabank, CIBC Capital Markets, Raymond James Ltd., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., RBC Capital Markets and National Bank Financial Inc. FirstService has also granted the underwriters an over-allotment option to purchase up to an additional 324,750 Common Shares at US$92.50 per share, exercisable in whole or in part at any time for a period of up to 30 days following closing of the offering, to cover over-allotments. If the over-allotment option is exercised in full, the gross proceeds of the offering will total US$230,301,875.

FirstService intends to use the net proceeds of the offering to repay existing indebtedness under its revolving credit facility, which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration, and general corporate purposes.

The Common Shares are offered by way of a short form prospectus filed in all of the provinces of Canada, excluding Quebec, and are offered in the United States pursuant to a registration statement on Form F-10 filed under the Canada/U.S. multijurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2 billion in annual revenues and has approximately 22,000 employees across North America. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”.

Forward-Looking Statements

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events, and includes the expected use of net proceeds of the offering. FirstService believes the expectations reflected in such forward-looking information and statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information and statements should not be unduly relied upon.

Forward-looking information and statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com or as part of FirstService’s Form 40-F at www.sec.gov). Forward-looking information and statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking information and statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to update any forward-looking information and statement, whether as a result of new information, future events or otherwise.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, or by contacting TD Securities Inc., Attention: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5 by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or by contacting TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019 by telephone at (212) 827-7392.

COMPANY CONTACTS:

D. Scott Patterson
President & Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500